

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2024

Raleigh Siu Lau
Chief Executive Officer
Troops, Inc.
Unit A, 18/F, 8 Fui Yiu Kok Street
Tsuen Wan, New Territories, Hong Kong

> **Re: Troops, Inc.**
> **Form 20-F for the Fiscal Year ended December 31, 2023**
> **Filed April 29, 2024**
> **File No. 001-35016**

Dear Raleigh Siu Lau:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Energy & Transportation